UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 3)*
Tivity Health, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
88870R102
(CUSIP Number)
April 30, 2022
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[X] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[   ] Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Instructions).

CUSIP No.: 88870R102

1	NAME OF REPORTING PERSON Miller Value Partners, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 52-2204753
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON IA

CUSIP No.: 88870R102

1	NAME OF REPORTING PERSON William H. Miller III Living Trust (the "Trust") I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON OO - The Trust is a living trust organized under the laws of the State of Florida

CUSIP No.: 88870R102

1	NAME OF REPORTING PERSON Miller Opportunity Trust, a series of Trust for Advised Portfolios I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 52-2203385
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON IV

CUSIP No.: 88870R102
ITEM 1(a).	NAME OF ISSUER: Tivity Health, Inc.
ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 701 Cool Springs Boulevard Franklin, TN 37067
ITEM 2(a).	NAME OF PERSON FILING: Miller Value Partners, LLC William H. Miller III Living Trust (the "Trust") Miller Opportunity Trust, a series of Trust for Advised Portfolios
ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: One South Street Suite 2550 Baltimore, MD 21202
ITEM 2(c).	CITIZENSHIP: Delaware United States of America Delaware
ITEM 2(d).	TITLE OF CLASS OF SECURITIES: Common Stock
ITEM 2(e).	CUSIP NUMBER: 88870R102
ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:
	(a) [ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);
	(b) [ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c) [ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d) [X]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e) [X]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f) [ ]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
	(g) [X]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
	(h) [ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i) [ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j) [ ]	A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);
	(k) [ ]	Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution:

ITEM 4.	OWNERSHIP

(a) Amount beneficially owned:
1) Miller Value Partners, LLC is deemed to be the beneficial owner of 0 shares of common stock.
2) The Trust is deemed to be the beneficial owner of 0 shares of common stock owned by clients of Miller Value Partners, LLC.
3) Miller Opportunity Trust, a series of Trust for Advised Portfolios is deemed to be the beneficial owner of
0 shares of common stock.
(b) Percent of class:
1) Miller Value Partners, LLC - 0.00% 2) Trust - 0.00% 3) Miller Opportunity Trust, a series of Trust for Advised Portfolios - 0.00%
(c) Number of shares as to which the person has:
(i) sole power to vote or to direct the vote:
Miller Value Partners, LLC : 0 William H. Miller III Living Trust (the "Trust") : 0 Miller Opportunity Trust, a series of Trust for Advised Portfolios : 0
(ii) shared power to vote or to direct the vote:
Miller Value Partners, LLC : 0 William H. Miller III Living Trust (the "Trust") : 0 Miller Opportunity Trust, a series of Trust for Advised Portfolios : 0
(iii) sole power to dispose or direct the disposition of:
Miller Value Partners, LLC : 0 William H. Miller III Living Trust (the "Trust") : 0 Miller Opportunity Trust, a series of Trust for Advised Portfolios : 0
(iv) shared power to dispose or to direct the disposition of:
Miller Value Partners, LLC : 0 William H. Miller III Living Trust (the "Trust") : 0 Miller Opportunity Trust, a series of Trust for Advised Portfolios : 0
ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON: N/A
ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY: See Exhibit A
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: N/A
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP: N/A
ITEM 10.	CERTIFICATION:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.: 88870R102
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
May 10 2022	Miller Value Partners, LLC By: /s/ Stacy Landsman Name: Stacy Landsman Title: Chief Compliance Officer
May 10 2022
William H. Miller III Living Trust (the "Trust")
By:
/s/Stacy Landsman
Name:
Stacy Landsman
Title:
Duly authorized under Power of Attorney effective as of May 10, 2021, by and on behalf of William H. Miller III Living Trust. This Power of Attorney is incorporated herein by reference to Exhibit B to the Schedule 13G filed by William H. Miller III on June 3, 2021, accession number 0001085146-21-001826.

May 10 2022	Miller Opportunity Trust, a series of Trust for Advised Portfolios By: /s/Russell B. Simon Name: Russell B. Simon Title: CFO/Treasurer
Attention — Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No.: 88870R102
Exhibit A

Joint Filing Agreement

Miller Value Partners, LLC (an investment adviser registered under the Investment Advisers Act of 1940), its control person, William H. Miller III Living Trust, and Miller Opportunity Trust, a series of Trust for Advised Portfolios (a registered investment company), hereby agree to file jointly the statement on Schedule 13G to which this Agreement is attached, and any amendments thereto which may be deemed necessary, pursuant to Regulation 13D-G under the Securities Exchange Act of 1934.

It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, but such party is not responsible for the completeness or accuracy of information concerning the other party unless such party knows or has reason to believe that such information is inaccurate.

Miller Value Partners, LLC
Date: May 10, 2022
Signature: /s/ Stacy Landsman
Name & Title: Stacy Landsman, Chief Compliance Officer

William H. Miller III Living Trust
Date: May 10, 2022
Signature: /s/ Stacy Landsman
Duly authorized under the Power of Attorney effective as of May 10, 2021, by and on behalf of William H. Miller III Living Trust.**

Miller Opportunity Trust, a series of Trust for Advised Portfolios
Date: May 10, 2022
Signature: /s/ Russell B. Simon
Name & Title: Russell B. Simon, CFO/Treasurer

**This Power of Attorney is incorporated herein by reference to Exhibit B to the Schedule 13G filed by William H. Miller III on June 3, 2021, accession number 0001085146-21-001826.